Ponto Footwear
Profit and Loss
January 2020 - December 2022

	2020 Total	2021 Total	2022 Total
Income			
Product Sales (D2C)	31	606	1,287
Shipping, Delivery Income	0	18	18
Additional Product Sales	34	13	125
Wholesale/Other Revenue	0	45	3
Gross Sales	65	683	1,434
Refunds/ Returns	(1)	(92)	(289)
Discounts/ Gifting	(6)	(40)	(188)
Total Net Revenue	59	552	957
Total Cost of Goods Sold	28	252	441
Gross Profit	31	299	515
Gross Margin	53%	54%	54%
Expenses			
Compensation & Benefits	0	0	588
Sales and Marketing	80	793	1,044
General and Admin Expenses	37	117	336
Research and Development	19	37	58
Total Expenses	136	947	2,027
Net Operating Income	(105)	(648)	(1,512)
Interest Expense		21	79
Net Income	(116)	(660)	(1,638)